Exhibit 23.1.d


INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement Nos. 333-87190 and 333-97263 on Form S-3 of Great Plains Energy Incorporated and Registration Statement Nos. 333-98781 and 33-45618 of Great Plains Energy Incorporated on Form S-8 of our report dated January 30, 2002 (relating to the financial statements of DTI Holdings, Inc. and Subsidiaries (the "Company") not presented separately herein and which report expresses an unqualified opinion and includes explanatory paragraphs referring to the Company's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, substantial doubt about the Company's ability to continue as a going concern and an impairment charge recorded by the Company), appearing in the Annual Report on Form 10-K of Great Plains Energy Incorporated for the year ended December 31, 2002.


/s/ DELOITTE & TOUCHE LLP

St. Louis, Missouri
February 27, 2003